UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code—(901) 761-2474

Longleaf Partners Funds
1 Southeastern Summary Business Owners Through public markets, own a limited number of companies with durable competitive strengths Long-Term Investors Use short-term price fluctuations to acquire businesses with a margin of safety for principal protection and superior long-term absolute returns Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low "price-to-value" or "P/V") An Experienced, Global Team Guided by over three decades of consistent leadership, 11 analysts on three continents collaborate on all investment decisions Partners with Our Clients Southeastern's employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception Southeastern operates as a research-driven investment firm. We are:
Mandate Assets % Firm AUM Separate Accounts Longleaf Funds US large cap $16.1 B 51% $8.1 B $8.0 B Global $10.3 B 33% $10.1 B $0.2 B US small cap (closed) $3.0 B 10% NA $3.0 B Non-US $2.1 B 6% $0.5 B $1.6 B Total $31.5 B 100% $18.7 B $12.8 B % Firm AUM 100% 100% 59% 41% 2 Firm Overview Year Founded 1975 Locations Memphis, TN (Headquarters) ^ London ^ Singapore ^ Tokyo Employees 63 total Ownership Independent ^ 100% employee owned ^ 18 principals Assets Under Management at 12/31/11 Total AUM = $31.5 billion Our tenure, global presence, focus, and ownership structure differentiate Southeastern.
Relationships by Tenure Total Separate Account Relationships = 151 Our Clients 3 Years Data as of 12/31/11 See tab for client list One of Southeastern's key advantages is our long-term relationships with like-minded, diverse clients from around the world. Types of Clients Total Assets Under Management = $31.5 billion Geographic Distribution Total Separate Accounts = $18.7 billion Number of Relationships 3
Research Research Research Research Experience Tenure Location Mason Hawkins, CFA (CEO) 40 37 Memphis Staley Cates, CFA (CIO) 27 26 Memphis Jim Thompson, CFA 24 14 Memphis Ken Siazon 18 6 Singapore Scott Cobb 17 6 London Lowry Howell, CFA 17 6 Memphis Jason Dunn, CFA 15 15 Memphis Josh Shores, CFA 10 5 London Ross Glotzbach, CFA 9 8 Memphis Manish Sharma, CFA 5 3 Singapore Brandon Arrindell 4 3 Memphis Global Investment Team 4 Client Portfolio Management Client Portfolio Management Client Portfolio Management Client Portfolio Management Experience Tenure Location Fraser Marcus 36 3 Memphis/London Lee Harper 19 19 Memphis Peter Montgomery 15 2 Memphis Gary Wilson, CFA 14 10 Memphis Gwin Myerberg 8 4 London John Owen 6 2 Memphis Trading Trading Trading Trading Experience Tenure Location Deborah Craddock, CFA 26 25 Memphis Jeff Engelberg, CFA 13 5 Memphis Michael Johnson 13 2 Singapore Doug Schrank 12 3 Memphis Ken Anthony 7 7 Memphis 4 Risk Management Risk Management Risk Management Risk Management Experience Tenure Location Jim Barton, CFA 21 14 Memphis The team's consistent leadership and collective experience give us deep cumulative knowledge and a wide network of research contacts. See tab for biographies
5 Long-term investment horizon provides opportunity for "time horizon arbitrage". In-depth, conservative business appraisals underpin all decisions. Stock price volatility offers opportunity. Margin of safety determines entry and exit limits based on price-to-value ratio (P/V). "Cheap" is not enough - sustainable competitive advantages that lead to value growth are equally critical. Corporate management's capability, incentives, and business decisions greatly impact our outcome. Concentrating in 18-22 most qualified opportunities adequately diversifies, reduces risk, and improves return. Bottom-up, benchmark-agnostic portfolio construction enables superior returns by owning only the highest quality, most discounted businesses. Investment Beliefs Fundamental disciplines have anchored our investing and given Southeastern a significant advantage for over three decades.
6 Security Selection Criteria Good Business Understandable Financially sound Competitively entrenched Generates free cash flow which will grow Good People Honorable and trustworthy Skilled operators Capable capital allocators Shareholder-oriented Properly incented Good Price P/V=60% or less where intrinsic value is determined by: Present value of free cash flow Net asset value Comparable business sales Good Business Good People Good Price Every company must qualify both qualitatively and quantitatively.
Sell Criteria 7 Southeastern's long-term investment horizon typically results in multi-year holding periods and low turnover. We sell an investment when: 1) Price approaches current appraisal 2) Risk/Return profile can be improved substantially Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality 3) Business' earnings power is permanently impaired Reduce risk of "value trap" where intrinsic value is flat or declining 4) Management proves incapable of building value and replacing leadership is not feasible Low chance of success in becoming active and using our size to effect change
Buying with a Large Margin of Safety P/V at Purchase 5 Year CAGR 50% 29% 60% 24% 70% 20% 80% 17% 90% 14% 100% 12% Discount Scenarios 8 Our margin of safety discipline should protect capital from significant loss and generate substantial long-term returns. Assumptions: Buy a business at 50% of appraisal, enterprise value growth of 12% per annum, price reaches appraisal in year 5. These charts do not reflect the performance of any particular security.

Investment Process

For over 36 years Southeastern successfully has applied an in-depth research discipline and rigorous decision process.

Analysts Search for Investments (average 300-400/year)	Team Scrutinizes Thesis, Data, Assumptions (average 100/year)	Team Approves New Holding (average 10-12/year)	Analyst Monitors Investment
• Look everywhere regardless of sector or geography from universe of 3000+ stocks • Review multiple sources including various screens • Identify companies that are misunderstood, underfollowed, temporarily challenged, or intensely disliked • Regularly update master wish list of 600 companies • Result = Name either qualifies for team consideration or analyst continues to monitor	• Review comprehensive analyst report - includes business segment analysis • Appoint "Devil's Advocate" (DA) • Challenge investment thesis and discuss concerns incorporating cumulative experience of full team • Gain insight from our extensive network of industry competitors, clients, and others • Visit company management • Result = Final appraisal and fully vetted case - due diligence depth akin to private equity	• Require team approval based on merits of case • Target 5% position in applicable mandate(s) • Determine cash source if necessary • Result = Purchase instructions for trading	• Update appraisal and thesis based on events and quarterly results • Review case with team • Re-engage DA and/or re-assign coverage if significant price or appraisal decline • Result = Regular reports to team; post-mortem report following sale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Risk Management Processes 10 1) Security selection process is our primary risk management tool. Use qualitative and quantitative criteria to minimize market risk (with margin of safety) and business ownership risks including financial, competitive, regulatory, and legal 2) Portfolio construction and optimization process adheres to risk constraints. Construction Populate with highest quality names below 60% P/V Target positions 18-22 names of 5% with occasional overweights Cash limit Hold cash if securities do not meet stringent criteria Industry limit 15-20% (3 direct competitors) Company ownership limit 15% in most cases Optimization Trim positions at higher P/V and weighting; consider adding at P/V below 60% 3) Portfolio monitoring process reviews two areas. Implementation of research decisions and adherence to risk constraints Daily review of portfolio tolerance limits using proprietary, customized systems Weekly review of portfolios with cash flows Monthly review of holdings and weightings Quarterly mandate dispersion review Adherence to client guidelines Automated review of trade orders against hard coded restrictions Monthly and quarterly review We define risk as the possibility of permanent capital loss, not as benchmark deviation, tracking error, or price volatility.
Competitive Advantages Given our distinct, sustainable edge, we are confident Southeastern will continue to deliver superior long-term results. Proven Investment Discipline Over 36 years of successful results across three distinct equity universes using the same in-depth, rigorous, research discipline to assess business value, quality, and management competence Long-Term Investment Horizon Long-term stability to look beyond short-term market pressures and invest based on intrinsic business values because of being employee-owned with like-minded clients Corporate Management Insight and Access Superior insight and access provided by our extensive contacts, partnership record, and global presence Cohesive Investment Team Consistent leadership and philosophy for over three decades guiding a single, global, multigenerational team Aligned Partnership Approach Alignment of interests through our ownership requirement, our firm's independence, and our selection of stocks with vested management 11
Longleaf Partners Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 12 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Dell 8.9% Chesapeake 7.7 Loews 6.6 Aon Corporation 6.1 DIRECTV 5.7 Travelers Companies 5.6 Philips 5.3 Vulcan Materials 5.3 The Walt Disney Company 5.3 FedEx 5.0 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 4/8/87 Net Assets $8.0 billion Total Holdings 21 YTD Expense Ratio 0.91% Turnover (five year average) 26.7% Weighted Average Market Cap $24.0 billion Symbol LLPFX Net Asset Value $26.65

Longleaf Partners Fund Performance

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	3 year	5 year	10 year	15 year	20 year	Inception 4/8/87
LLPF	**-2.9%**	**75.9%**	**-13.5%**	**44.3%**	**187.7%**	**612.0%**	**1102.5%**
S&P 500	2.1	48.6	-1.2	33.4	121.7	350.1	657.8
Inflation +10%	13.0	42.0	78.3	224.1	475.8	953.3	1896.8

Annualized Return

	1 year	3 year	5 year	10 year	15 year	20 year	Inception 4/8/87
LLPF	**-2.9%**	**20.7%**	**-2.9%**	**3.7%**	**7.3%**	**10.3%**	**10.6%**
S&P 500	2.1	14.1	-0.2	2.9	5.5	7.8	8.5
Inflation +10%	13.0	12.4	12.3	12.5	12.4	12.5	12.9

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.*** The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. *These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners Fund Performance

Yearly Performance, Net of Fees at 12/31/11

Year	Net	S&P 500
1987*	-13.0%	-13.3%
1988	35.2%	16.6%
1989	23.3%	31.7%
1990	-16.4%	-3.1%
1991	39.2%	30.5%
1992	20.5%	7.6%
1993	22.2%	10.1%
1994	9.0%	1.3%
1995	27.5%	37.6%
1996	21.0%	23.0%
1997	28.3%	33.4%
1998	14.3%	28.6%
1999	2.2%	21.0%
2000	20.6%	-9.1%
2001	10.3%	-11.9%
2002	-8.3%	-22.1%

Year	Net	S&P 500
2003	34.8%	28.7%
2004	7.1%	10.9%
2005	3.6%	4.9%
2006	21.6%	15.8%
2007	-0.4%	5.5%
2008	-50.6%	-37.0%
2009	53.6%	26.5%
2010	17.9%	15.1%
2011	-2.9%	2.1%

*Partial year, initial public offering 4/8/87

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: Partners Fund, -2.9%,-2.9%, 3.7%; S&P 500, 2.1%, -0.2%,2.9%. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners Small-Cap Fund Closed to new investors Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 16 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Texas Industries 7.6% tw telecom 7.1 Lamar Advertising 6.4 Service Corp 6.1 Madison Square Garden 5.5 Fairfax Financial Holdings 5.0 The Wendy's Company 4.9 Martin Marietta Materials 4.9 Markel Corp 4.8 Scripps Networks 4.7 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 2/21/89 Net Assets $3.0 billion Total Holdings 21 YTD Expense Ratio 0.92% Turnover (five year average) 23.6% Weighted Average Market Cap $3.0 billion Symbol LLPFX Net Asset Value $25.23

Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	3 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**1.8%**	**85.9%**	**7.2%**	**130.9%**	**315.5%**	**817.4%**
Russell 2000	-4.2	54.6	0.8	72.8	148.3	558.5
Inflation +10%	13.0	42.0	78.3	224.1	475.8	1464.4

Annualized Return

	1 year	3 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**1.8%**	**23.0%**	**1.4%**	**8.7%**	**10.0%**	**10.2%**
Russell 2000	-4.2	15.6	0.2	5.6	6.3	8.6
Inflation +10%	13.0	12.4	12.3	12.5	12.4	12.8

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.*** *The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Yearly Performance, Net of Fees at 12/31/11

Year	Net	Russell 2000
1989*#	25.5%	10.6%
1990*	-30.1%	-19.5%
1991*	23.3%	46.0%
1992	6.9%	18.4%
1993	19.8%	18.9%
1994	3.7%	-1.8%
1995	18.6%	28.5%
1996	30.6%	16.5%
1997	29.0%	22.4%
1998	12.7%	-2.6%
1999	4.1%	21.3%
2000	12.8%	-3.0%
2001	5.5%	2.5%
2002	-3.7%	-20.5%
2003	43.9%	47.3%
2004	14.8%	18.3%

Year	Net	Russell 2000
2005	10.8%	4.6%
2006	22.3%	18.4%
2007	2.8%	-1.6%
2008	-43.9%	-33.8%
2009	49.3%	27.2%
2010	22.3%	26.9%
2011	1.8%	-4.2%

#Partial year, initial public offering 2/21/89

** From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: Small-Cap Fund, 1.8%, 1.4%, and 8.7%; Russell 2000, -4.2%, 0.2%, 5.6%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners International Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 20 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Fairfax Financial Holdings 8.4% ACS Actividades 7.0 Ferrovial 6.4 Philips 6.3 Carrefour 6.0 Cheung Kong 5.6 Lafarge 5.6 Ingersoll-Rand 5.2 Cemex 4.9 Willis Group 4.8 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 10/26/98 Net Assets $1.6 billion Total Holdings 23 YTD Expense Ratio 1.37% Turnover (five year average) 35.2% Weighted Average Market Cap $13.9 billion Symbol LLINX Net Asset Value $11.90

Longleaf Partners International Fund Performance

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	3 year	5 year	10 year	Inception 10/26/98
LLIN	**-20.3%**	**11.6%**	**-22.3%**	**33.8%**	**152.3%**
MSCI EAFE	-12.1	24.8	-21.5	57.8	47.6
Inflation +10%	13.0	42.0	78.3	224.1	373.3

Annualized Return

	1 year	3 year	5 year	10 year	Inception 10/26/98
LLIN	**-20.3%**	**3.7%**	**-4.9%**	**3.0%**	**7.3%**
MSCI EAFE	-12.1	7.7	-4.7	4.7	3.0
Inflation +10%	13.0	12.4	12.3	12.5	12.5

In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Funds returns do not reflect that deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.*** *The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners International Fund Performance

Yearly Performance, Net of Fees at 12/31/11

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%
2010	13.7%	7.8%
2011	-20.3%	-12.1%

*Partial year, initial public offering 10/26/98

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: International Fund, -20.3%, -4.9, 3.0%; EAFE, -12.1%, -4.7%, 4.7%. In1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Research O. Mason Hawkins, CFA 1974-75 Director of Research, First Tennessee Investment Management, Memphis Chairman ^ Chief Executive Officer 1972-73 Director of Research, Atlantic National Bank, Jacksonville Southeastern since 1975 1971 M.B.A. (Finance) University of Georgia 1970 B.A. (Finance) University of Florida G. Staley Cates, CFA 1986 Research Associate, Morgan, Keegan & Company, Memphis President ^ Chief Investment Officer 1986 B.B.A. (Finance) University of Texas Southeastern since 1986 James E. Thompson, Jr., CFA 2009-2010 Senior Vice President and Team Leader, Cundill, Vancouver Senior Analyst ^ Principal 2007-2009 Bryant Asset Management and Research Consultant to Southeastern Asset 1996-2007 and since 2010 Management, Palo Alto, CA 1996-2007 Vice President, Southeastern Asset Management, Memphis & London 1994-1995 Vice President, Salem Investment Counselors, Winston-Salem 1991-1993 Director of Research, Wilmington Capital Management, Wilmington 1987-1990 Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem 1986 M.B.A. University of Virginia 1982 B.S. (Business Administration) University of North Carolina 24 Biographies

Biographies

Research (continued)

Ken Ichikawa Siazon	1997-2006	Lehman Brothers, Singapore, Tokyo, Hong Kong
Senior Analyst • Principal	1994-1997	JP Morgan, Hong Kong, New York
Southeastern since 2006	1990-1992	Ford Motor Company, Tokyo
Based in Singapore	1989-1990	Fuji Bank, Tokyo
	1994	M.B.A. Harvard Business School
	1989	B.S. (Systems Engineering) University of Virginia
T. Scott Cobb	2004-2006	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2000-2004	Private Investor, Chapel Hill
Southeastern since 2006	1995-2000	CST Investments, LLC, Memphis
Based in London	1999	M.A. (Theological Studies) Covenant Theological Seminary
	1997	B.A. (History) University of Memphis
Lowry H. Howell, CFA	2000-2005	Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg
Senior Analyst • Principal	1995-2000	Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis
Southeastern since 2006	1996	M.S. (Accounting) Rhodes College
	1995	B.A. (Finance) Rhodes College
Jason E. Dunn, CFA	1999	B.A. (Business & Economics) Rhodes College
Senior Analyst • Principal		
Southeastern since 1997		

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Research (continued)

Josh Shores, CFA	2004-2007	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2002-2004	Franklin Street Partners, Chapel Hill
Southeastern since 2007	2002	B.A. (Philosophy and Religious Studies) University of North Carolina
Based in London		
Ross Glotzbach, CFA	2003-2004	Corporate Finance Analyst, Stephens Inc., Little Rock
Senior Analyst • Principal	2003	B.A. (Economics) Princeton University
Southeastern since 2004		
Manish Sharma	2009	Equity Research Intern, State Bank of India, Mumbai
Analyst	2008	Equity Research Intern, Weitz Funds, Omaha
Southeastern since 2010	2008	Equity Research Intern, MFS Investment Management, London
Based in Singapore	2006-2007	Senior Manager, American Express, New York
	2003-2006	Senior Analyst, Capital One Finance, Boise
	2009	M.B.A. University of Chicago
	2003	M.S. (Mechanical Engineering) Michigan State University
	2000	B. Tech. (Mechanical Engineering) Indian Institute of Technology
Brandon Arrindell	2008-2009	Investment Banking Analyst, Morgan Stanley, New York
Analyst	2008	B.A. (Economics) Harvard College
Southeastern since 2010		

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Portfolio Risk Management

Jim Barton, Jr., CFA	1991-1998	Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis
Client Portfolio Manager • Principal	1990-1991	Professional Basketball Player, BG-07 Ludwigburg, Germany
Southeastern since 1998	1989	B.A. (History) Dartmouth College

Client Portfolio Management

Fraser E. Marcus	2007-2009	Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London
Head of Global Business Development	2004-2007	Managing Partner, Dartmouth Capital Partners LLP, London
Southeastern since 2010	1999-2004	Managing Director, Co-Head Investment Banking, ING Barings, London
Based in Memphis/London	1993-1999	Managing Partner, The Chief Executive Partnerships, London
	1979-1993	Managing Director, Investment Banking, Salomon Brothers, London & New York
	1976-1979	Vice President, Manufacturers Hanover Limited, London & New York.
	1976	B.A. (English and Mathematics) Dartmouth College

Lee B. Harper	1989-1993	Consultant, IBM, Memphis
Head of Client Portfolio Management • Principal	1985-1987	Business Analyst, McKinsey & Company, Atlanta
Southeastern since 1993	1989	M.B.A. Harvard Business School
	1985	B.A. (History, Communications) University of Virginia

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

27

Biographies

Client Portfolio Management (continued)

Peter T. Montgomery	2006-2010	Senior Relationship Manager, Private Capital Management, Naples
Mutual Fund Institutional Client Manager	1997-2005	Relationship Manager, Trusco Capital Management, Atlanta
Southeastern since 2010	2002	M.B.A. (Finance) Georgia State University
	1994	B.S./B.A. (Economics) Western Carolina University
Gary M. Wilson, CFA	1998-2002	Associate, Citigroup, Tokyo
Client Portfolio Manager • Principal	1993-1994	Analyst, Baystate Financial Services, Boston
Southeastern since 2002	1998	M.A. (International Economics) Johns Hopkins School of Advanced International Studies
	1992	B.A. (History) Colgate University
Gwin Myerberg	2006-2008	Investor Relations, Thales Fund Management, New York
Client Portfolio Manager	2004-2006	Investor Relations, Twinfields Capital Management, Greenwich, CT
Southeastern since 2008	2003-2004	Consultant, Deloitte and Touche, New York
Based in London	2003	B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia
John R. Owen, Jr.	2006-2010	Account Manager, DeMarche Associates, Inc., Kansas City, MO
Client Portfolio Management Associate	2004-2006	Manager, Georgia-Carolina Manufacturing Co., Augusta, GA
Southeastern since 2010	2001-2004	Analyst, Willamette Management Associates, Atlanta, GA
	2001	B.S. (Management) Georgia Institute of Technology

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
28

Biographies

Trading

Deborah L. Craddock, CFA	1986-87	Sales Assistant, Robinson-Humphrey Co., Inc., Memphis
Head of Trading • Principal	1980	B.A. (Economics) Rhodes College
Southeastern since 1987		
Jeffrey D. Engelberg, CFA	2005-2007	Senior Trader, Fir Tree Partners, New York
Senior Trader • Principal	2001-2005	Convertible Bond Trader, KBC Financial Products, New York
Southeastern since 2007	1999-2000	Listed Equity Trader, Morgan Stanley, New York
	1999	M.B.A. Wharton School, University of Pennsylvania
	1998	B.S. (Economics) Wharton School, University of Pennsylvania
Michael A. Johnson	2007-2011	Senior Trader, Artio Global Investors
Senior Trader		(formerly Julius Baer Investment Management)
Southeastern since 2011	1999-2006	Vice President - Trading, Lazard Asset Management
	2005	M.B.A. Stern School of Business, New York University
	1998	B.A. (Economics & International Relations) Connecticut College
W. Douglas Schrank	2004-2009	Senior Trader, Para Advisors, New York
Senior Trader	2000-2004	Sell-side & Buy-side Trader, Goldman Sachs, New York
Southeastern since 2009	2000	B.A. (Political Science) Colgate University
Ken Anthony	2003-2005	Audit Associate, KPMG, Memphis
Trading Associate	2003	M.S. (Accounting) University of Mississippi
Southeastern since 2005	2002	B.S. (Accounting) University of Mississippi

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
29

Representative Separate Account Client List

Private Pensions (80)

- American Airlines
- Bhs
- Cable & Wireless
- Cox Enterprises
- Hewlett Packard
- General Mills
- Kellogg Company
- Lloyds TSB
- LonzaAmerica
- Massey Ferguson
- Merchant Navy Officers
- Metal Box
- National Grid USA
- Nestle
- Northern Foods
- Northrop Grumman
- Ormet
- Pactiv
- Parker Hannifan
- Rollins
- Yorkshire & Clydesdale

Advisory & Subadvisory (16)

- Citadel
- Litman Gregory Masters' Select Equity Fund
- Litman Gregory Masters' Select Value Fund
- Longleaf Partners Funds (4)
- Vantagepoint Equity Income Fund
- Vantagepoint Aggressive Opportunities Fund

Foundations / Endowments (53)

- Allegheny College
- American Legacy Foundation
- American Psychological Association
- Andrew Mellon Foundation
- Carnegie Institution of Washington
- Church Pension Fund
- Claremont McKenna
- Cornell University
- Georgia Tech
- Grinnell College
- Groton School
- Hamilton College
- The Kellogg Company Trust
- Loyola University
- Massey Ferguson
- Merchant Navy Officers
- Muriel Kauffman Foundation
- Temple University
- University of CO
- University of NE
- University of Pittsburgh
- University of Rochester
- Wellesley College
- Westtown School
- Yawkey Foundation

Healthcare Institutions (10)

- Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (11)

Sovereign Wealth Funds (2)

Other (29)

At 12/31/11 Southeastern managed 201 accounts across 151 relationships. Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/11. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

30

US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 (901) 761-2474 Contact John Owen ^ jowen@SEasset.com 31 Contact Information UK Address Southeastern Asset Management Intl (UK) Limited 3rd Floor, 7 Savile Row London W1S 3PE +44 (0) 20 7479 4200 Contact Gwin Myerberg ^ gmyerberg@SEasset.com Web Address southeasternasset.com

Longleaf Partners Fund

Top 10 Holdings at 12/31/11

00000
Dell	8.9%
Chesapeake	7.7
Loews	6.6
Aon Corporation	6.1
DIRECTV	5.7
Travelers Companies	5.6
Philips	5.3
Vulcan Materials	5.3
The Walt Disney Company	5.3
FedEx	5.0

Portfolio Composition at 12/31/11

00000
Cash	4.7%
Short-term cash equivalents	1.0%

5.7%
Common Stock & Options
Domestic	76.8%
Foreign	15.8%
Bonds	1.5%
Other	0.2%

Total Net Assets	100%

Annualized Return at 12/31/11

	00	00	00	00	00	00	00	00	00
	YTD	Quarter	1 year	3 year	5 year	10 year	15 year	20 year	Inception 4/8/87
LLPF	-2.9%	10.5%	-2.9%	20.7%	-2.9%	3.7%	7.3%	10.3%	10.6%
S&P 500	2.1	11.8	2.1	14.1	-0.2	2.9	5.5	7.8	8.5

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.

Longleaf Partners Small-Cap Fund

Top 10 Holdings at 12/31/11

00000
Texas Industries	7.6%
tw telecom	7.1
Lamar Advertising	6.4
Service Corp	6.1
Madison Square Garden	5.5
Fairfax Financial Holdings	5.0
The Wendy’s Company	4.9
Martin Marietta Materials	4.9
Markel Corp	4.8
Scripps Networks	4.7

Portfolio Composition at 12/31/11

0000
Cash	2.6%
Short-term cash equivalents	0.0%

2.6%
Common Stock & Options
Domestic	82.4%
Foreign	14.5%
Bonds	0.0%
Other	0.5%

Total Net Assets	100%

Annualized Return at 12/31/11

	00	00	00	00	00	00	00	00	00
	YTD	Quarter	1 year	3 year	5 year	10 year	15 year	20 year	Inception 2/21/89
LLSC	1.8%	9.1%	1.8%	22.9%	1.4%	8.7%	10.0%	11.3%	10.2%
Russell 2000	-4.2	15.5	-4.2	15.6	0.2	5.6	6.3	8.5	8.6

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.

Longleaf Partners International Fund

Top 10 Holdings at 12/31/11

00000
Fairfax Financial Holdings	8.4%
ACS Actividades	7.0
Ferrovial	6.4
Philips	6.3
Carrefour	6.0
Cheung Kong	5.6
Lafarge	5.6
Ingersoll-Rand	5.2
Cemex	4.9
Willis Group	4.8

Portfolio Composition at 12/31/11

00000
Cash	3.7%
Short-term cash equivalents	3.2%

6.9%
Common Stock & Options
Domestic	8.4%
Foreign	84.3%
Bonds	0.2%
Other	0.2%

Total Net Assets	100%

Annualized Return at 12/31/11

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	YTD	Quarter	1 year	3 year	5 year	10 year	Inception 10/26/98
LLIN	-20.3%	0.6%	-20.3%	3.7%	-4.9%	3.0%	7.3%
MSCI EAFE	-12.1	3.3	-12.1	7.7	-4.7	4.7	3.0

In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. Funds returns do not reflect that deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.

2

To Longleaf Shareholders

After delivering strong returns in 2009 and 2010, we are disappointed to report weak results for 2011. We prefer every year be outstanding, but our multi-year orientation focuses us on longer investment time horizons. Over Southeastern’s 36 year history, most five year holding periods have been rewarding. Currently, however, our five year returns are burdened by the unprecedented 2008 price declines. Unfortunately, 2011 did nothing to offset our most challenged year.

Cumulative Returns at December 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Since Inception(1)	20 Year	Ten Year	Five Year	Three Year	One Year	4Q
Partners Fund (Inception 4/8/87)	1102.46%	612.03%	44.35%	(13.48)%	75.92%	(2.85)%	10.53%
S&P 500 Index	657.84	350.12	33.35	(1.24)	48.59	2.11	11.82
Small-Cap Fund (Inception 2/21/89)	817.43	754.61	130.85	7.21	85.91	1.79	9.11
Russell 2000 Index	558.51	413.44	72.76	0.75	54.59	(4.18)	15.47
International Fund (Inception 10/26/98)	152.31	na	33.76	(22.27)	11.61	(20.29)	0.55
EAFE Index	47.60	na	57.78	(21.48)	24.75	(12.14)	3.33
Inflation + 10%	(2)	953.31	224.06	78.30	41.97	12.96	na

(1)

During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Partners and International Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The annual expense ratios for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.92% and 1.37%, respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Call (800)445-9469 or go to southeasternasset.com for current performance information and southeasternasset.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

(2)	Inflation + 10% since inception for the Partners, Small-Cap and International Funds was 1896.82%, 1464.43% and 373.27%, respectively.

Average Annual Returns at December 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Since Inception(1)	20 Year	Ten Year	Five Year	Three Year	One Year
Partners Fund (Inception 4/8/87)	10.58%	10.31%	3.74%	(2.85)%	20.72%	(2.85)%
S&P 500 Index	8.53	7.81	2.92	(0.25)	14.11	2.11
Small-Cap Fund (Inception 2/21/89)	10.18	11.32	8.73	1.40	22.96	1.79
Russell 2000 Index	8.60	8.52	5.62	0.15	15.63	(4.18)
International Fund (Inception 10/26/98)	7.27	na	2.95	(4.91)	3.73	(20.29)
EAFE Index	3.00	na	4.67	(4.72)	7.65	(12.14)

As the largest shareholder of the Longleaf Partners Funds, we are not pleased with these results. We are, however, highly confident future returns should be exceptionally rewarding because of the quality of the businesses we own, their prospects over the next five years, and the compellingly low prices we are paying for them. This unique collection of opportunities would not exist had there not been the macro fears and resulting high market correlations in the third quarter that damaged 2011 results.

Because our future returns will be determined by the companies in the Longleaf portfolios, we have summarized the investment case for the five largest holdings in the three Funds. These names are representative of the caliber of our portfolio components. The qualified merits of “business, people, price,” including the current free cash flow (FCF) yield at each, will illustrate why we are convinced we should deliver positive, excess performance over the next few years.

Building Blocks for Future Performance

Partners Fund

September 30,
Five Largest Holdings	%
Dell	8.9
Chesapeake Energy	7.7
Loews	6.6
Aon	6.1
DIRECTV	5.7

Dell: Based in Austin, Dell has transformed its business by offering a combination of servers, services, storage, and software to provide enterprise solutions which now dominate and complement the desktop and laptop computing segment. As the world becomes “unplugged,” demand for solutions to manage hardware, software, and security will grow. With Dell’s product mix change, the company has delivered substantially higher margins and earnings. Michael Dell, founder and CEO, is a multi-billion dollar owner and has been a major insider purchaser over the last year. The market continues to focus on the “dying” PC business even though it is only 35% of our appraisal value, and analysts persist in evaluating the company against the consumer market which represents only about 10% of revenues. In assigning a multiple to the earnings, most analysts also disregard the large net cash that generates virtually no earnings and equals over a quarter of the share price. As long as the market ignores the growing free cash flow coupon, Dell should continue to use much of it to repurchase shares and build value even faster. Using expected 2012 FCF, the company’s FCF yield is 16.2%, but adjusted for the net cash, is over 20%.

Chesapeake Energy: Based in Oklahoma City, Chesapeake has assembled at low cost the best set of natural gas assets in the U.S. and a rapidly growing portfolio of oil reserves and production. Aubrey McClendon, co-founder and CEO, has been controversial but has consistently monetized assets at far above cost through either joint ventures like the most recent Utica transaction in late 2011 or the full sale of the Fayetteville holdings in early 2011. The stock sells for less than half of our NAV in part because the market doubts McClendon’s willingness to spend less than cash flow on additional lease acreage, but mostly because natural gas has declined to under $3/mcf due to oversupply and the current warm winter. At these prices, drilling is unprofitable, and supply will eventually decline as gas drilling commitments are met and rigs move to much more profitable oil wells. Longer term, LNG (liquefied natural gas) facilities are preparing to export gas to Asia and Europe where prices are over $10/mcf and transportation, industrial, and electricity generation demand is accelerating. Natural gas assets continue to attract large offshore buyers at substantially higher prices than Chesapeake sells for in the market. The free cash flow yield with $3/mcf gas and flat production in 2012 is 7.6%, but if adjusted for a higher gas price a year or two out as the futures curve suggests, the yield is well into the double digits. These numbers are also before backing out $10-15 per share for assets such as drilling carries, oil service company investments, and pipelines that provide little in earnings today but will probably soon be monetized at good prices.

Loews: Based in New York, Loews is a diversified holding company sagaciously stewarded by Jim Tisch and his management team. In addition to $4 billion in cash available to deploy opportunistically, the company’s primary assets are CNA, a dramatically improved property/casualty insurer led by talented Chubb alum, Tom Motamed, Diamond Offshore, an offshore drilling rig operator with substantial cash flow and a history of acquiring, leasing, and disposing of rigs successfully in a volatile industry, and Boardwalk, a natural gas pipeline and storage company with a growing cash coupon. The Tisch family owns approximately 25% of the stock and has intelligently allocated capital and delivered value growth for investors over decades. The company sells for roughly half of appraised value, in large part due to the mispricing of publicly traded CNA and the resulting conglomerate discount on Loews. Not only does insurance remain out of favor, but the results of Motamed’s turnaround have not been given credit, and earnings are highly volatile with the unpredictability of insured events. CNA shares sell for half of book value. As long as Jim Tisch is making capital allocation decisions, whether for large share repurchases at these discounts or for high-return acquisitions, we believe value will grow materially. Using consensus 2012 earnings, the company’s current FCF yield is 9.0%, but adjusted for the net cash, is 11.6%.

Aon: With a planned headquarters move from the U.S. to London, Aon is the top global insurance broker in an oligopoly. The company also is a leader in the investment and benefits consulting business. CEO Greg Case and his team have increased margins substantially and gained share over the last six years. Additionally, they have reinvested the growing cash coupon into Aon’s discounted shares and several successful acquisitions. The stock sells below 70% of our appraisal because of both depressed earnings from low interest on premium float and a substantial difference in reported and cash earnings due to goodwill amortization from acquisitions. As long as the shares remain significantly undervalued, management expects to grow value-per-share by meaningful repurchase activity. Based on 2012 expected FCF, Aon yields 10.1%.

DIRECTV: Based in El Segundo, DIRECTV is the largest satellite broadcaster in the U.S. and has dominant market share in Latin America. Domestically the company offers unique technology and programming that attract high-end customers with little churn. In Latin America, most countries have no alternative because neither cable nor fiber have been or will be laid where there is minimal infrastructure. The market puts a low growth multiple on the entire earnings stream, not accounting for the more valuable emerging market growth. Additionally, SAC (subscriber acquisition cost) is counted against earnings rather than being treated as discretionary capex that provides a return via revenues over multiple years. The stock trades below 70% of our appraisal, and Mike White has done a tremendous job building value by using the substantial cash coupon to buy in shares aggressively at deeply discounted levels. The free cash flow yield based on 2012 expected FCF is 10.3%.

September 30,
Partners Fund FCF Yield Summary	%
Average FCF Yield(a)	10.6
Average Adjusted FCF Yield(a)	13.9
S&P 500 Earnings Yield(b)	7.9

See footnote on page 6.

Small-Cap Fund

September 30,
Five Largest Holdings	%
Texas Industries	7.6
tw telecom	7.1
Lamar Advertising	6.4
Service Corp	6.1
Madison Square Garden	5.5

Texas Industries: Based in Dallas, Texas Industries (TXI) owns valuable aggregate assets and cement plants in California and Texas, where TXI is the largest producer. These are two of the most populous states with Texas among the fastest growing, and they receive the largest share of federal highway spending. Since new cement plants are difficult to permit and build, TXI’s facilities have a capacity and cost advantage in these top markets. The stock sells far below replacement value because depressed residential and commercial construction and lack of a transportation bill in Congress have created uncertainty as to when demand will increase utilization rates beyond 50% to levels that produce meaningful free cash flow. In the last year, others have paid per ton prices for U.S. cement plants that make TXI a steal. Our appraisal is based on future free cash flows and replacement values for the assets. Because of the low plant utilization, TXI may not generate FCF in 2012.

tw telecom: With headquarters in Littleton, CO, tw telecom (TWTC) is a leading national provider of managed telecommunications services for businesses. Because they own their local area fiber networks, the company provides superior facilities-based services versus most competitors who are resellers that must pay to use others’ networks. Management has the best operating record among CLECs (competitive local exchange companies). The market puts an industry multiple on GAAP earnings, which are far below net free cash flow because of large depreciation from building out the network. TWTC’s margins are much higher than those of industry resellers, warranting a higher multiple for TWTC. The FCF yield based on estimated 2012 free cash flow is 0.6%. Adjusted for the excess depreciation, the yield is 10.8%.

Lamar Advertising: Based in Baton Rouge, Lamar owns supply-constrained real estate via billboards, primarily in mid-tier markets. The company’s boards have a competitive advantage due to strong local market share and regulations that make building new supply difficult. We have owner operators in the Reilly family who added to their stake near the lows of 2011. Their history includes smart acquisitions as well as prudent balance sheet management. The market has sold the stock down because of skepticism over the virtue of converting to digital boards and concerns about leverage given volatile local advertising since the recession. Debt is being paid down at a rapid pace, and the company’s recent results have shown improved local advertising as well as incremental benefits from digital. Our appraisal is below comparable transactions, and the value should grow rapidly as the economy returns to more normal growth. Based on 2012 FCF estimates, the FCF yield is 10.9%.

Service Corp: Headquartered in Houston, Service Corp is the largest provider of death care products and services in the U.S. The company’s vast real estate assets cannot be replicated because of the difficulty permitting cemeteries. Management not only has delivered strong operating results, but has a record of generating high returns through acquisitions and share repurchases. The market penalizes the stock because a decreased death rate is currently depressing earnings. This challenge will fade with the wave of baby boomers moving into their later years. Estimated free cash flow for 2012 provides a 10.3% FCF yield.

Madison Square Garden: Based in New York, Madison Square Garden (MSG) owns one of the most valuable regional sports networks at a time when live sports content is increasingly important to traditional distributors. In addition, the company owns two of the best franchises in the NBA and NHL (Knicks and Rangers) and the iconic Madison Square Garden arena in which these teams play. The Dolan family controls the company, owns 20%, and has done a tremendous job building network value. The market is punishing the stock because the teams are generating no profits currently, and MSG’s billion dollar arena renovation that will draw higher team revenues is depressing this year’s earnings. The media network generates a valuable cash coupon, and comparable transactions imply a breakup value of the teams and arena over twice the stock’s price. Additionally, programming contracts with huge revenues are being signed, causing the values of big-market NBA teams to explode. Because of the current renovation, 2012 FCF will be negative. Adjusted for the arena renovation, the FCF yield is 7.0%.

September 30,
Small-Cap Fund FCF Yield Summary	%
Average FCF Yield(c)	4.3
Average Adjusted FCF Yield(c)	9.8
Russell 2000 Earnings Yield(b)	6.4

See footnote on page 6.

International Fund

September 30,
Five Largest Holdings	%
Fairfax	8.4
ACS	7.0
Ferrovial	6.4
Philips	6.3
Carrefour	6.0

Fairfax: Based in Toronto, Fairfax is a holding company with an array of global insurance and reinsurance companies that constitute a significant emerging markets presence. The company has the underwriting capacity to significantly grow profits and float when insurance prices are attractive. The decentralized management culture has attracted high-caliber talent that has generated cheap float. Prem Watsa, the founder, a large owner, and a uniquely capable investor, has used these float assets to deliver stellar investment returns. The price is less than 70% of our conservative assessment of intrinsic value due to the market’s dislike of the unpredictability of reported earnings (uncertain timing of insured events) and depressed insurance pricing over the last five years. Premiums have begun to increase, and Watsa is taking advantage of market volatility to produce large capital gains on investment assets. Using consensus 2012 EPS estimates, the free cash flow yield is 6.4%, but assuming a 15% ROE which the company historically has delivered, the yield is 13.7%.

ACS: Headquartered in Madrid, ACS is one of the world’s largest global infrastructure engineering firms providing construction and management of utility networks, transportation systems, airports, waste facilities, and similar large projects. Through its own business and its stakes in Hochtief and Leighton, the company’s unique capabilities and experience provide an advantage in pursuing large civil works projects. CEO Florentino Perez owns 13%, and other board members hold an additional 40%. The company sells for approximately half of our valuation because the market oversimplifies this as a Spanish business with optically high leverage. In addition, many question ACS’ strategy around its 19% ownership of Iberdrola, Spain’s #1 utility and the largest owner of renewable assets in the world. In fact, less than half of ACS’ direct operating exposure is to Spain, and most is outside of Europe when looking through their 50% ownership of Hochtief. The debt, which financed the stakes in Iberdrola and Hochtief, is extended through 2015, and, importantly, is non-recourse to ACS. A recent court victory gives ACS increased rights at Iberdrola, making it easier to pursue a significant and profitable investment outcome. Over the next few years without any Spanish or European economic recovery, ACS should generate a stable earnings coupon from its long-dated concession contracts, build construction projects around the world, and monetize assets when buyers are willing to pay fair prices for high-yielding infrastructure as they did in 2011 with some of ACS’ wind, solar, and toll road assets. Although strapped municipalities have made the market bearish on infrastructure spending, projects that physically must be done will have to be private-public partnerships, aided by today’s low interest rates. ACS is a world leader in privatized infrastructure projects. The company’s current free cash flow yield based on expected 2012 FCF is 16.8%, and if adjusted for sold assets and assets held for sale, is over 30%.

Ferrovial: Based in Madrid, Ferrovial owns two of the best infrastructure assets in the world: London’s Heathrow Airport (through BAA) and the ETR-407 toll road in Toronto. These assets are superior because of the long-term concession agreements in place and their pricing power (tariffs in the U.K. are raised at RPI + 7%, and in Canada toll tariffs have risen an average of over 10% per year for the past eleven years). Rafael del Pino’s family founded the company, owns 45%, and has been an opportunistic value builder. Within the last two years, they sold 10% of the 407 and 6% of BAA at substantial premiums to our value and the stock’s market multiple. We bought Ferrovial at less than 60% of our appraisal in 2011 as others focused on what looks like a levered Spanish construction company at first glance. The debt is 100% non-recourse held against the concession assets, and they have net cash at the holding company. Over 80% of assets are outside Spain and the Eurozone. Asset values should continue to grow with increasing transportation demand and the pricing allowances. Additionally, BAA will start paying dividends to Ferrovial in 2012. Management is likely to continue to crystallize value through the sale of stakes in these core infrastructure properties as long as the market under prices them. The 2012 estimated free cash flow yield is 8.7% and adjusted for the cash, is 9.9%.

Philips: Based in Amsterdam, Philips is one of the three leading medical diagnostic and treatment device companies in the world and the leader in lighting. The company’s consumer health products such as Norelco dry shavers and Sonicare toothbrushes are also dominant brands. Nearly 40% of revenues come from burgeoning emerging markets. When the new CEO and CFO, Frans van Houten and Ron Wirahadiraksa, took over in the second quarter of 2011, they immediately began to address bloated costs, set achievable 2013 targets for each segment, and announced a share buyback of ¤2bn, equal to 15% of the company. They also disposed of the challenged television division. The stock trades at 60% of our appraisal. Philips’ profit misses under previous management have made analysts skeptical that the improvements implemented by our current partners will deliver results by 2013. These dominant worldwide businesses are growing, and the substantial repurchases at discounted prices are augmenting value-per-share accretion. The current free cash flow yield is 8.6% based on expected 2012 FCF which includes a number of one-time charges. Adjusting for those, the yield is 10.1%.

Carrefour: Headquartered in Paris, Carrefour is the number two retailer in the world with top food share in France, Spain, and Brazil. Over one third of cash flow comes from rapidly growing emerging markets including China. Blue Capital, a joint venture between Colony Capital and Europe’s richest man, Bernard Arnault, holds three board seats and more than 20% of votes. Over the last fourteen months they successfully pursued selling both non-core geographies such as Thailand and owned real estate such as French supermarkets for multiples well above those implicit in the stock’s price. In addition, the company successfully spun off Dia, its hard goods discount retailer. Dia is now listed on the Spanish stock exchange and a member of the IBEX 35. Carrefour’s 60% price-to-value ratio reflects the market’s assumption that margins and sales in France will stay at trough levels and ignores both the faster growing emerging market business and the significant worth of the company’s real estate. Blue Capital is committed to capturing value recognition for Carrefour’s dominant market share positions and valuable real estate. We believe they are likely to pursue additional high-return asset sales and to force adjustments needed to move French operating margins from current trough levels. Unlike most of our holdings which have positive momentum, the challenges for Carrefour in the very short term will get harder before they get easier. Premised on conservative 2012 free cash flow projections, the company’s current FCF yield is 11.4%.

September 30,
International Fund FCF Yield Summary	%
Average FCF Yield(a)	10.4
Average Adjusted FCF Yield(a)	15.5
EAFE Earnings Yield(b)	9.3

See footnote on page 6.

The Great Dichotomy

Never in our investing careers has the prospective return on corporate ownership so surpassed the return on long-term lending. Never has the risk of permanent capital loss from long-term lending been so great. Oft-discussed macro fears and the accompanying market volatility have driven investors from equities into the supposed security of U.S. government bonds and other highly rated sovereign and corporate debt. The January 5, 2012 USA Today headline, “Bonds Outperform Stocks over 30 Years,” highlighted this flight and was reminiscent of the 1979 Business Week “Death of Equities” headline that preceded the high stock returns of the 1980s. Unlike the double-digit yields that 10-year Treasurys offered in the early eighties, today’s below 2.0% government yields are meager competition for the S&P 500’s earnings yield of 7.9%, the Russell 2000’s 6.4%, and the EAFE’s 9.3%. Moreover, and surprising to some, equities are even more attractive vis-à-vis bonds today than at the end of 2008, the worst economic downturn and bear market in our lifetime. Because of the large and unprecedented spreads between “safe” lending and business ownership yields shown above, we believe it is almost certain investors will begin swapping low or no return debt instruments for the much higher returns that high quality equities offer. According to the Wall Street Journal story on January 13th titled “China Reserve Changes Weighed,” China has begun to reconsider its approach to investing its $3.2 trillion in foreign-exchange reserves. The chairman of China’s largest state-owned bank indicated that “China may invest more of its...reserves in stocks, enterprises, and other assets as it looks for ways to boost returns.”

The Opportunity

As indicated in each Fund’s summary table, our largest holdings’ adjusted FCF yield, which represents how true business owners would calculate their current FCF yield ranges between 9.8% and 15.5%, and is growing and after-tax. Not only are the adjusted yields much more attractive than the earnings yields of the indices, but the quality of our businesses far surpasses that of a random collection of hundreds of companies. We own a select group of industry leaders with sustainable competitive advantages and vested CEO and board partners who are building shareholder value. The Funds are selling at or below a 60% P/V. We expect to deliver outsized, risk-adjusted returns as our business franchises continue to produce, grow, retain, and intelligently reinvest their FCF coupons, and the markets arbitrage our FCF yields and values to those offered by inferior companies and low-yielding debt securities.

When our analysts communicate in writing, in the absence of being able to raise our voices and pound the table to convey our convictions, we WRITE IN ALL CAPS. As we enter 2012, we want to express to you our belief that WE OWN SUPERIOR BUILDING BLOCKS THAT SHOULD GENERATE OUTSTANDING FUTURE INVESTMENT RETURNS.

Sincerely,

O. Mason Hawkins, CFA Chairman & Chief Executive Officer Southeastern Asset Management, Inc.

G. Staley Cates, CFA President & Chief Investment Officer Southeastern Asset Management, Inc.

January 31, 2012

(a)	Unweighted average from five largest holdings.

(b)	FactSet 2012 P/E estimates inverted to calculate yield.

(c)	Unweighted average from five largest holdings, excluding TXI where replacement value is more relevant than 2012 FCF.

Longleaf Partners Fund

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf Partners Funds.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance client and shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap U.S. companies believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 63 employees and manages $31.5 billion in assets.

Portfolio Managers

•	Mason Hawkins, CFA, Southeastern since 1975

•	Staley Cates, CFA, Southeastern since 1986

Partnership Investing

Southeastern’s employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Longleaf Partners Fund	December 31, 2011

Fund Profile

Inception Date	April 8, 1987
Symbol/Cusip	LLPFX/54306910-8
Minimum Investment	$10,000
Net Assets	$8.0 billion
Expense Ratio	.91%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year average)	26.7%
Total Holdings	21
Weighted Average Market Cap	$24.0 billion
Net Asset Value	$26.65

Top Ten Holdings

Dell information technology	8.9%
Chesapeake Energy natural gas exploration & production	7.7
Loews opportunistic diversified holding company	6.6
Aon insurance brokerage & consulting	6.1
DIRECTV satellite broadcaster	5.7
Travelers property/casualty insurance	5.6
Philips Electronics electronics, medical & lighting	5.3
Vulcan Materials aggregates and cement	5.3
Walt Disney entertainment and broadcasting	5.3
FedEx transportation and logistics	5.0

TOTAL	61.5%

Performance at 12/31/2011

							Total
	Average Annual						Return
	Since Inception	20 Year	Ten Year	Five Year	Three Year	One Year	4Q
Partners Fund	10.6%	10.3%	3.7%	-2.9%	20.7%	-2.9%	10.5%
S&P 500	8.5	7.8	2.9	-0.2	14.1	2.1	11.8
Inflation + 10%	12.9	12.5	12.5	12.3	12.4	13.0	na

Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view southeasternasset.com for current performance information and southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. Fund returns and those of unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2012 Southeastern Asset Management, Inc. All rights reserved.

Portfolio Composition

Equities & Options	92.6%
Bonds	1.5
Cash & Other	5.9

TOTAL	100.0%

Sector Composition

Financials	25.9%
Consumer Discretionary	23.4
Industrials	10.3
Information Technology	8.9
Materials	8.8
Energy	7.7
Health Care	4.7
Telecommunications Services	3.5
Consumer Staples	0.9
Cash & Other	5.9

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2011	-2.9%	2.1%
2010	17.9	15.1
2009	53.6	26.5
2008	-50.6	-37.0
2007	-0.4	5.5
2006	21.6	15.8
2005	3.6	4.9
2004	7.1	10.9
2003	34.8	28.7
2002	-8.3	-22.1
2001	10.3	-11.9
2000	20.6	-9.1
1999	2.2	21.0
1998	14.3	28.6
1997	28.3	33.4
1996	21.0	23.0
1995	27.5	37.6
1994	9.0	1.3
1993	22.2	10.1
1992	20.5	7.6
1991	39.2	30.5
1990	-16.4	-3.1
1989	23.3	31.7
1988	35.2	16.6
1987*	-13.0	-13.3

*	Partial year, initial public offering 04/08/87

The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk.

Longleaf Partners Small-Cap Fund Closed to New Investors

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf Partners Funds.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance client and shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 63 employees and manages $31.5 billion in assets.

Portfolio Managers

•	Mason Hawkins, CFA, Southeastern since 1975

•	Staley Cates, CFA, Southeastern since 1986

Partnership Investing

Southeastern’s employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Closed to New Investors Longleaf Partners Small-Cap Fund	December 31, 2011

Fund Profile

Inception Date	February 21, 1989
Symbol/Cusip	LLSCX/54306920-7
Minimum Investment	$10,000
Net Assets	$3.0 billion
Expense Ratio	0.92%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year average)	23.6%
Total Holdings	21
Weighted Average Market Cap	$3.0 billion
Net Asset Value	$25.23

Top Ten Holdings

Texas Industries cement and aggregates	7.6%
tw telecom telecommunications provider	7.1
Lamar Advertising billboard advertising	6.4
Service Corporation funeral home/cemetery operator	6.1
Madison Square Garden sports, media and entertainment	5.5
Fairfax Financial property/casualty insurance	5.0
Wendy’s fast food restaurant operator	4.9
Martin Marietta Materials aggregates	4.9
Markel specialty insurance underwriter	4.8
Scripps Networks Interactive entertainment and broadcasting	4.7

TOTAL	57.0%

Performance at 12/31/2011

	Average Annual						Total Return
	Since Inception	20 Year	Ten Year	Five Year	Three Year	One Year	4Q
Small-Cap Fund	10.2%	11.3%	8.7%	1.4%	22.9%	1.8%	9.1%
Russell 2000 Index	8.6	8.5	5.6	0.2	15.6	-4.2	15.5
Inflation + 10%	12.8	12.5	12.5	12.3	12.4	12.9	na

Returns do not reflect the deduction of taxes that a shareholder would pay·on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view southeasternasset.com for current performance information and southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Fund returns and those of unmanaged Russell 2000 index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2012 Southeastern Asset Management, Inc. All rights reserved.

Portfolio Composition

Equities & Options	96.9%
Cash & Other	3.1

TOTAL	100.0%

Sector Composition

Consumer Discretionary	48.6%
Financials	20.6
Materials	12.5
Telecommunications Services	9.9
Energy	3.8
Health Care	1.5
Cash & Other	3.1

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2011	1.8%	-4.2%
2010	22.3	26.9
2009	49.3	27.2
2008	-43.9	-33.8
2007	2.8	-1.6
2006	22.3	18.4
2005	10.8	4.6
2004	14.8	18.3
2003	43.9	47.3
2002	-3.7	-20.5
2001	5.5	2.5
2000	12.8	-3.0
1999	4.1	21.3
1998	12.7	-2.6
1997	29.0	22.4
1996	30.6	16.5
1995	18.6	28.5
1994	3.7	-1.8
1993	19.8	18.9
1992	6.9	18.4
1991#	23.3	46.0
1990#	-30.1	-19.5
1989*#	25.5	10.6

*	Partial year, initial public offering 02/21/89 – 12/31/89

#	From public offering through 03/31/91, Fund was managed by a different portfolio manager

Longleaf Partners International Fund

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf Partners Funds.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance client and shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of non-U.S. companies of all sizes believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 63 employees and manages $31.5 billion in assets.

Portfolio Managers

•	Mason Hawkins, CFA, Southeastern since 1975

•	Staley Cates, CFA, Southeastern since 1986

•	Scott Cobb, Southeastern since 2006

•	Ken Siazon, Southeastern since 2006

Partnership Investing

Southeastern’s employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Longleaf Partners International Fund	December 31, 2011

Fund Profile

Inception Date	October 26, 1998
Symbol/Cusip	LLINX/54306940-5
Minimum Investment	$10,000
Net Assets	$1.6 billion
Expense Ratio	1.37%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year average)	35.2%
Total Holdings	23
Weighted Average Market Cap	$13.9 billion
Net Asset Value	$11.90

Top Ten Holdings

Fairfax Financial property/casualty insurance	8.4%
ACS construction, infrastructure, & energy	7.0
Ferrovial transport infrastructure	6.4
Philips Electronics electronics, medical & lighting	6.3
Carrefour global retailer	6.0
Cheung Kong ports, real estate, & telecom	5.6
Lafarge cement and aggregates	5.6
Ingersoll-Rand climate control, pumps, and security systems	5.2
Cemex cement and aggregates	4.9
Willis insurance brokerage	4.7

TOTAL	60.1%

Performance at 12/31/2011

	Average Annual					Total Return
	Since Inception	Ten Year	Five Year	Three Year	One Year	4Q
International Fund	7.3%	3.0%	-4.9%	3.7%	-20.3%	0.6%
MSCI EAFE Index	3.0	4.7	-4.7	7.7	-12.1	3.3
Inflation + 10%	12.5	12.5	12.3	12.4	13.0	na

All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view southeasternasset.com for more current performance information and southeasternasset.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully before investing for a discussion of investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2012 Southeastern Asset Management, Inc. All rights reserved.

Portfolio Composition

Equities & Options	92.7%
Bonds	0.2
Cash & Other	7.1

TOTAL	100.0%

Sector Composition

Industrials	28.6%
Financials	19.8
Materials	14.6
Consumer Discretionary	11.8
Consumer Staples	10.6
Energy	3.0
Telecommunications Services	2.9
Health Care	1.6
Cash & Other	7.1

TOTAL	100.0%

Country Composition

Country	Net Assets
France	14.8%
Ireland	13.5
Spain	13.4
Canada	8.4
Hong Kong	8.1
Brazil	6.9
Japan	6.6
Netherlands	6.3
Mexico	5.1
Germany	3.7
United Kingdom	2.9
Malaysia	2.2
US	1.0
Cash & Other	7.1

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2011	-20.3%	-12.1%
2010	13.7	7.8
2009	23.2	31.8
2008	-39.6	-43.4
2007	15.3	11.2
2006	17.1	26.3
2005	12.9	13.5
2004	10.2	20.3
2003	41.5	38.6
2002	-16.5	-15.9
2001	10.5	-21.4
2000	25.9	-14.1
1999	24.4	27.0
1998*	9.0	10.9

*	Partial year, initial public offering 10/26/98

The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk.